SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Contango Oil & Gas Company

(Name of Issuer)

Common Stock, par value $0.04

(Title of Class of Securities)

21075N20

(CUSIP Number)

Joseph J. Romano

Temporary Administrator

c/o Contango Oil & Gas Company

3700 Buffalo Speedway, Suite 960

Houston, Texas 77098

(713) 960-1901

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 25, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Estate of Kenneth R. Peak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,516,000 shares of Common Stock
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,516,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,516,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Joseph J. Romano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,539,700 shares of Common Stock
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,539,700 shares of Common Stock
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,539,700 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
14	TYPE OF REPORTING PERSON IN

Responses to each item of this Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common stock, $0.04 par value per share (the “Common Stock”) of Contango Oil & Gas Company, a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 3700 Buffalo Speedway, Suite 960, Houston, Texas 77098.

Item 2. Identity and Background

(a) This statement on Schedule 13D is filed by the Estate of Kenneth R. Peak (the “Estate”) and Joseph J. Romano, who is the court appointed temporary administrator of the Estate (the “Administrator”, and together with the Estate, collectively, the “Reporting Persons”).

(b) The Reporting Persons’ business address is c/o Contango Oil & Gas Company, 3700 Buffalo Speedway, Suite 960, Houston, Texas 77098.

(c) The Administrator is the Chairman and President and Chief Executive Officer of the Issuer.

(d) Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) The Administrator is a United States citizen. The Estate is being administered in the State of Texas.

Item 3. Source and Amount of Funds or Other Consideration

The Estate acquired 1,516,000 shares of Common Stock under the terms of the will of Kenneth R. Peak. The Administrator also owns of record 23,700 shares of Common Stock. The shares of Common Stock owned of record by the Administrator were acquired with personal funds.

Item 4. Purpose of Transaction

The Estate acquired 1,516,000 shares of Common Stock following the death, on April 19, 2013, of Kenneth R. Peak, who formerly beneficially owned the shares. The Administrator was appointed as temporary administrator of the Estate by order of the Probate Court for Harris County, Texas, on April 25, 2013 for purposes of executing a Support and Irrevocable Proxy Agreement. The Estate is holding the shares for investment purposes.

Except as set forth herein and in Item 6 below, as of the date hereof, there are no plans or proposals that the Reporting Persons have that relate to or would result in (a) the acquisition of securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation, by-laws, or other instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any change in the trading market of any class of securities of the Issuer; (i) a class of equity securities of the Issuer becoming eligible for termination of registration under the Securities Exchange Act of 1934; or (j) any action similar to any of the matters enumerated above.

Item 5. Interest in Securities of the Issuer

The Reporting Persons beneficially own 1,539,700 shares of Common Stock of the Issuer, which represents approximately 10.1% of the Issuer’s outstanding shares of Common Stock based on 15,194,952 outstanding shares of Common Stock of the Issuer as of February 1, 2013, as reported in its Report on Form 10-Q filed with the SEC on February 11, 2013.

The Estate has sole voting and investment power with regard to all 1,516,000 shares of Common Stock that it beneficially owns. By virtue of his authority as temporary administrator of the Estate, the Administrator also is deemed to have sole voting and investment power with respect to all of the shares of Common Stock owned of record by the Estate, and the 23,700 shares of Common Stock owned of record by the Administrator.

There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Person, except as described in this Schedule 13D.

No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by the Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On April 29, 2013, the Issuer, Contango Acquisition, Inc., a direct wholly owned subsidiary of the Issuer (“Merger Sub”) and Crimson Exploration Inc. (“Crimson”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement and subject to the conditions set forth therein, Merger Sub will merge with and into Crimson (the “Merger”), with Crimson surviving the Merger as a wholly owned subsidiary of the Issuer.

At the effective time of the Merger, each share of Crimson’s common stock, issued and outstanding, including any Crimson restricted stock which has become vested and converted into unrestricted Crimson common stock, but excluding shares of common stock held directly or indirectly by the Issuer or Crimson (which will be cancelled as a result of the Merger), will be converted into the right to receive 0.08288 validly issued, fully paid and non-assessable shares of common stock of the Issuer (the “Merger Consideration”), on the terms and subject to the conditions set forth in the Merger Agreement.

In connection with the Merger, the Estate entered into a Support and Irrevocable Proxy Agreement (the “Estate Support Agreement”) with Crimson, to vote or to cause to be voted all the shares of Common Stock owned of record by the Estate in favor of the Merger and against any other acquisition proposal. The foregoing description of the Estate Support Agreement is qualified in its entirety by reference to the full text of the Estate Support Agreement, which is attached as Exhibit 2 to this report and is incorporated in this report by reference.

In connection with the Merger, the Administrator entered into a Support and Irrevocable Proxy Agreement (the “Romano Support Agreement”) with Crimson, to vote or to cause to be voted all the shares of Common Stock owned of record by the Administrator in favor of the Merger and against any other acquisition proposal. The foregoing description of the Romano Support Agreement is qualified in its entirety by reference to the full text of the Romano Support Agreement, which is attached as Exhibit 3 to this Schedule 13D and is incorporated in this Schedule 13D by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit 1:	Agreement and Plan of Merger, dated as of April 29, 2013, by and among the Issuer, Contango Acquisition, Inc. and Crimson Exploration Inc. (incorporated herein by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on May 1, 2013).

Exhibit 2:	Support and Irrevocable Proxy Agreement, dated as of April 29, 2013, by and between the Estate and Crimson Exploration Inc.

Exhibit 3:	Support and Irrevocable Proxy Agreement, dated as of April 29, 2013, by and between the Administrator and Crimson Exploration Inc.

Exhibit 4:	Order of the Probate Court of Harris County, Texas, appointing Joseph J. Romano as Temporary Administrator, dated April 25, 2013.

Exhibit 5:	Joint Filing Agreement, dated May 2, 2013

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 2, 2013	ESTATE OF KENNETH R. PEAK

	By:	/s/ Joseph J. Romano
	Name:	Joseph J. Romano
	Title:	Temporary Administrator

/s/ Joseph J. Romano
Joseph J. Romano